EXHIBIT 99.1

Osisko Congratulates Patriot Battery Metals on its Maiden Mineral Resource Estimate at Corvette & Subsequent Strategic Investment by Albemarle Corporation

MONTREAL, Aug. 01, 2023 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko”) (OR: TSX & NYSE) is pleased to congratulate Patriot Battery Metals Inc. (“Patriot”) on the maiden Mineral Resource Estimate (“MRE”) for the CV5 Spodumene Pegmatite (“CV5”) at its wholly owned Corvette Property (“Corvette” or “the Property”), located in the Eeyou Istchee James Bay region of Québec.

The MRE at CV5 has established it as the largest lithium pegmatite mineral resource in the Americas, returning 109.2 million tonnes at 1.42% Lithium Oxide (“Li2O”) and 160 parts per million (“ppm”) Tantalum Pentoxide (“Ta2O5“) of Inferred Resources, at a cut-off grade of 0.40% Li2O, for a total of 3,835,000 tonnes contained lithium carbonate equivalent. Additionally, and as reported by Patriot, the resource and geological modelling has outlined significant potential for growth at CV5, which remains open at both ends along strike, and to depth along a significant portion of its length.

Osisko holds a sliding scale net smelter return (“NSR”) royalty of 1.5-3.5% on precious metals, and 2.0% on all other products, including Lithium, at Corvette. Osisko estimates that a large majority (~80-95%) of the CV5 MRE falls on its 2.0% Lithium NSR royalty area (Figure 1). The maiden MRE includes only the CV5 Spodumene Pegmatite, and therefore does not include any of the other known spodumene pegmatite clusters on the Property – CV4, CV8, CV9, CV10, CV12, and CV13; some of which are covered Osisko’s royalty.

562000
564000
566000
568000
570000
572000
574000
5934000
5932000
5930000
5928000
5926000
100% Patriot Battery Metals
Osisko 2% NSR Royalty
CV4
~1.5 km
CV5 Pegmatite
CV5 Spodumene Pegmatite
Inferred: 109.2 Mt at 1.42% Li2O
& 160 ppm Ta2O5
~3.8 km
CV12
CV8
~1.9 km
CV13
Osisko 2% NSR
Royalty
1:45,000
0
1
2
Kilometres
Note: CV5 mineral resource at a cut-off grade of 0.4% Li2O with Effective
Date of June 25, 2023 (through drill hole CV23-190). Mineral resources are not mineral reserves as they do not have demonstrated economic viability.
Drill Hole Collar
Drill Hole Trace
Current Mapped Pegmatite Outcrop
Pegmatite
Spodumene pegmatite
Pegmatite Model (as of July, 2023)
Pegmatite Surface Expression
Pegmatite Footprint

Figure 1. Map from Patriot’s July 30, 2023 press release with Osisko’s 2% NSR Lithium Royalty coverage overlayed in a yellow outline.

In addition, Osisko would like to further congratulate Patriot on its subsequently announced C$109 million strategic equity investment (“Strategic Investment”) by Albemarle Corporation (“Albemarle”). Upon closing of the Strategic Investment, Albemarle will own approximately 4.9% of Patriot’s issued and outstanding common shares on a fully-diluted in-the-money basis, or 6.4% on a non-diluted, issued and outstanding basis. The proceeds from the Strategic Investment will be used to accelerate the development activities at Corvette and for general corporate purposes.

Paul Martin, Interim CEO of Osisko commented: “The consistency at which the Patriot team has been able to achieve remarkable drilling success going back to the discovery hole in the Fall of 2021, and now punctuated by yesterday’s maiden CV5 MRE, speaks to the unique quality of the Corvette property, as well as Patriot’s vision and understanding of a highly prospective hard rock Lithium camp. The subsequently announced strategic investment be Albemarle only serves to further underpin the quality of this asset on a global scale.”

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd.

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 #116 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability & Communications Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that the development of the Corvette property by Patriot will be diligently pursued,    , production estimates of Osisko’s assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko’s business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko’s PFIC status. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: that the Corvette property development schedule will be maintained in a manner consistent with past practice; the accuracy of public statements and disclosures made by Patriot; no adverse development in respect of Corvette; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and the absence of significant change in Osisko’s ongoing income and assets relating to determination of its PFIC status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by Patriot pertaining to the Corvette property and the development thereof and, therefore, assumes no liability for such third party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/b0db2a60-5c7a-41fc-913a-39f00fe46012